Exhibit 99.1

FOR IMMEDIATE RELEASE

ChemGenex Launches Multi-Site Omacetaxine Clinical Trial in AML Patients

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (March 11, 2008). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that it has launched a new phase 2 study evaluating the use of omacetaxine mepesuccinate (formerly homoharringtonine, HHT) in refractory or relapsed acute myeloid leukemia (AML) patients who have failed intensive chemotherapy.  Initiation of the AML study represents the next step in ChemGenex’s development strategy for omacetaxine, complementing the company’s two ongoing clinical studies in chronic myeloid leukemia (CML).

The study will be conducted in France and is designed as a two-stage study with potential enrolment of up to 27 patients. The primary endpoint will be the proportion of patients achieving complete and partial remissions, and the secondary endpoints will include survival.

AML is a cancer of the myeloid line of white blood cells, characterized by the rapid proliferation of abnormal cells that accumulate in the bone marrow and interfere with the production of normal blood cells. AML is the most common acute leukemia affecting adults with an estimated 30,000 new cases per year in the developed world, more than twice that of CML.  The incidence of AML is increasing with increased life expectancy and ageing of the general population.

Despite significant advances in cancer therapy over the past twenty years the treatment outcomes for AML patients, particularly those over 60 years old, have not improved and the overall survival rate is poor.  Omacetaxine’s novel mechanism of action is distinct from existing AML therapies and therefore offers a potential new approach to the treatment of the growing number of AML patients with poor clinical prognoses.

“There is a clear need for improved therapeutic treatments for AML patients who have relapsed or progressed after first line therapies, and we believe that omacetaxine may offer a new option for these patients,” said Greg Collier, Ph.D., Chief Executive Officer and Managing Director of ChemGenex.

“Our understanding of the mechanism of action of omacetaxine, along with previous clinical experience in a range of leukemias, particularly in CML patients, provides a strong basis for developing omacetaxine for the treatment of AML.”

Clinical Trial Details

The trial is a pilot open-label study conducted in two hospitals in France; Edouard Herriot Hospital in Lyon and Andre Mignot Hospital in Versailles.

In the induction phase, patients will receive 2.5 mg/m(2) omacetaxine by subcutaneous injection twice a day for 9 consecutive days, with cycles repeated every 28 days.  In the maintenance phase, patients will receive 1.25 mg/m(2) omacetaxine by subcutaneous injection twice a day for 7 consecutive days, with cycles repeated every 28 days. The study will be conducted in two stages, using a Simon two-stage study design. During the first stage, 13 evaluable patients will be enrolled. If one or more responses are seen during the first stage, another 14 evaluable patients will be enrolled in the second stage. It is anticipated that a maximum of 27 patients will be enrolled into the study. The primary and secondary endpoints are response rates and survival.

About Acute Myeloid Leukemia

Acute myeloid leukemia (AML), also known as acute myelogenous leukemia, is a cancer of the myeloid line of white blood cells, characterized by the rapid proliferation of abnormal cells which accumulate in the bone marrow and interfere with the production of normal blood cells. AML is the most common acute leukemia affecting adults, and its incidence increases with age.

The effects of AML include a drop in red blood cells, platelets, and normal white blood cells. The symptoms include shortness of breath, fatigue, easy bruising and bleeding, and increased infection risk. Whilst several risk factors for AML have been identified, the specific cause of the disease is unknown. AML typically progresses rapidly without therapeutic intervention and can be fatal within months.

Acute myeloid leukemia is a potentially curable disease; but only a minority of patients are cured with current therapy. AML is treated initially with chemotherapy aimed at inducing a remission; some patients may go on to receive a hematopoietic stem cell transplant.

About ChemGenex Pharmaceuticals Limited              (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate (formerly known as Ceflatonin®), is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (formerly known as Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol “CXS” and on NASDAQ under the symbol “CXSP”.

PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com ABN 79 000 248 304

Contacts

ChemGenex Information

Dr. Greg Collier

CEO and Managing Director

Cell (Australia): +61 419 897 501

Cell (USA): +1 650 200 8145

Email: gcollier@chemgenex.com

Media Relations — Australia	Media Relations - USA

Rebecca Wilson	Joan Kureczka
Buchan Consulting	Kureczka/Martin Associates
Tel: +61 2 9237 2800	Tel: +1 415 821 2413
Cell: +61 (0) 417 382 391	Email: Jkureczka@comcast.net
Email: rwilson@bcg.com.au

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements.  Investors should be aware that there are no assurances that results will not differ from those projected.

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